Exhibit 99.1

NewsRelease

TransCanada to Work with Department of State
on New Keystone XL Route Options

CALGARY, Alberta – November 10, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) has spoken with the U.S. Department of State (DOS) and will have conversations with the DOS in the coming days to discuss next steps.  The company has been informed further analysis of route options for the Keystone XL pipeline need to be investigated, with a specific focus on the Sandhills in Nebraska. The Department of State said in its news release the review could be completed as early as the first quarter of 2013.

“We remain confident Keystone XL will ultimately be approved,” said Russ Girling, TransCanada’s president and chief executive officer.  “This project is too important to the U.S. economy, the Canadian economy and the national interest of the United States for it not to proceed.”

But Girling acknowledges while Keystone XL remains the best option for American and Canadian producers to get their oil to the U.S. Gulf Coast, today’s announcement by the DOS could have potential negative ramifications, especially where shippers and U.S. refiners are concerned.

“Supplies of heavy crude from Venezuela and Mexico to U.S. refineries will soon end,” said Girling.  “If Keystone XL is continually delayed, these refiners may have to look for other ways of getting the oil they need.  Oil sands producers face the same dilemma – how to get their crude oil to the Gulf Coast.”

Girling points out TransCanada has worked with the State Department for the past three years to ensure Keystone XL would be the safest pipeline ever built.

Since 2008, more than 100 open houses and public meetings in six States took place, thousands of pages of supplemental information and responses to questions were submitted to state and federal agencies and the DOS received over 300,000 comments on the project.  A draft, supplemental draft and Final Environmental Impact Statement were all issued for Keystone XL - totaling over 10,000 pages.  This was by far the most exhaustive and detailed review ever conducted of a crude oil pipeline in the United States.

Fourteen different routes for Keystone XL were studied, eight that impacted Nebraska. They included one potential alternative route in Nebraska that would have avoided the entire Sandhills region and Ogallala aquifer and six alternatives that would have reduced pipeline mileage crossing the Sandhills or the aquifer.  TransCanada hopes this work will serve as a starting point for the additional review and help expedite the review process.

The U.S. consumes 15 million barrels of oil each day and imports 10 to 11 million.  Forecasts predict oil consumption will continue at these levels for the next two to three decades so a secure supply of crude oil is needed for Americans to continue to heat their homes, cook their food and drive their cars.

Keystone XL is shovel-ready.  TransCanada is poised to put 20,000 Americans to work to construct the pipeline – pipe fitters, welders, mechanics, electricians, heavy equipment operators, the list goes on.  Local businesses along the pipeline route will benefit from the 118,000 spin-off jobs Keystone XL will create through increased business for local restaurants, hotels and suppliers.

Five billion dollars in property taxes paid by TransCanada over the lifetime of the project will allow counties in States along the pipeline route to invest in new schools, roads and hospitals.

“If Keystone XL dies, Americans will still wake up the next morning and continue to import 10 million barrels of oil from repressive nations, without the benefit of thousands of jobs and long term energy security,” concluded Girling.  “That would be a tragedy.”

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com and follow us on Twitter @TransCanada.

Forward-Looking Information

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules (including anticipated construction and completion dates), operating and financial results and expected impact of future commitments and contingent liabilities, including future abandonment costs. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise specified, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha/Shawn Howard	403.920.7859 800.608.7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522